Filed by CB Financial Services, Inc. (Commission File No. 001-36706)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

Subject Company: First West Virginia Bancorp, Inc.

The following is a copy of a joint merger letter sent out to Progressive Bank customers on February 2, 2018:

January 26, 2018

Re: Pending Merger of Community Bank and Progressive Bank

Dear Valued Customer:

You may be aware that the holding company for Community Bank and the holding company for Progressive Bank signed a merger agreement last November. The merger is expected to be effective in the second quarter of this year. The leaders of both Banks wanted to make sure that their future would be tied to an institution that shared a common culture and values. Both Banks are extremely excited to partner with another local independent Bank that excels in customer service and a proven commitment to our local area.

Many of you know that both Community Bank and Progressive Bank are dedicated to the communities they serve. Each Bank is managed by local people exclusively for the benefit of its local customers. At each Bank, your deposits are reinvested to help local homeowners and business owners achieve their dreams. Your friends and neighbors are our friends and neighbors.

When our transaction closes, Progressive Bank’s offices will be renamed as Community Bank offices. However, your local branch team will remain intact and be there to serve you through conversion and beyond! Community Bank will continue to deliver the same outstanding personal service and unwavering commitment to our local communities.

We are proud to be able to combine our excellent independent Banks for the good of all of our customers. Thank you for your support. We will be in touch as the year progresses.

Barron “Pat” McCune, Jr.	Patrick G. O’Brien	William G. Petroplus
CEO & Vice Chairman	President	President & CEO
Community Bank	Community Bank	Progressive Bank

Serving the Tri-State Region

www.communitybank.tv	www.progbank.com

1-888-223-8099

Additional Information About the Merger and Where to Find It

CB Financial Services, Inc. (“CB”) has filed a registration statement with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The registration statement includes a joint proxy statement/prospectus and any other relevant documents filed with the SEC in connection with the proposed merger. CB AND FIRST WEST VIRGINIA BANCORP, INC (“First West Virginia”) SHAREHOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents CB will file with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents from the CB website at www.communitybank.tv under the tab “About Us—Investor Relations” and then the link “SEC Filings.”

Participants in the Solicitation

CB, First West Virginia and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CB and First West Virginia in connection with the proposed merger. Information about the directors and executive officers of CB is set forth in the proxy statement for the CB 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 12, 2017. Information about the directors and executive officers of First West Virginia will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other relevant documents regarding the proposed merger filed with the SEC when they become available.